Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM X-17A-5	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123, 3235-0749 Estimated average burden hours per response: 12.00
	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	

X-17A-5: Filer Information

Filer CIK: 0001428556

Filer CCC: f9x#kyuw

Is this a LIVE or TEST Filing? (•) LIVE ( ) TEST

Would you like a Return Copy? [x]

Is this an electronic copy of an official filing submitted in paper format? [ ]

Confirming Broker Dealer Copy File Number:

Confirming Security-Based Swap Entity Copy File Number:

Submission Contact Information

Name: Daniel Meader

Phone: 817-310-2901

E-Mail Address: compliance@trinityinvestors.com

Notification Information

Notify via Filing Website only? [ ]

Notification E-mail Address: pat@trinityinvestors.com

X-17A-5: Submission Information

Report for the Period Beginning: 01-01-2021

and Ending: 12-31-2021

Type of Registrant: [x] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant [ ] OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses? ( ) Yes (•) No

X-17A-5: A. Registrant Identification

Name of Firm: TPEG SECURITIES, LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1: 2102 E STATE HWY 114

Address 2: SUITE 300

City: SOUTHLAKE

State/Country: TEXAS



Mailing Zip/ Portal Code	76092

Name and Telephone Number of Person to Contact in Regard to this Report

Name	Dan Meader
Telephone Number	817-310-2901

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	Mesch, PLLC
Address 1	600 Texas St.
Address 2	Floor 1
City	Fort Worth
State/Country	TEXAS
Mailing Zip/ Postal Code	76102
Check One	◉ Certified Public Accountant ○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, ***Dan Meader,*** swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ***TPEG SECURITIES, LLC,*** as of ***02-22-2024,*** is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	Daniel Meader
Title	Managing Partner

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized. ☑

NOTARY PUBLIC STATE OF TEXAS
GRACE ARTHUR
Notary ID #134528769
My Commission Expires
August 28, 2027